FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES AN ASSOCIATION WITH CONTROL

(Santiago, Chile, March 15, 2005) – The Company announced today an association between CCU and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. ("Control"), the second largest player in the pisco industry. The main objective of the association is the development of the pisco business: the production and sale of pisco and other alcoholic beverages out of pisco.

This strategic association contemplates a joint venture between Control and CCU, the latter directly and through its subsidiary Pisconor S.A., as partners in a new stock corporation named "Compañía Pisquera de Chile S.A.", to which the companies contributed principally with assets, commercial brands and -in the case of Control- some financial liabilities. Initially, Compañía Pisquera de Chile was owned 66% by Control and 34% by Pisconor. CCU acquired an additional 46% of its capital stock for Ch$15,884 million. Therefore, CCU and Pisconor together currently own 80% of Compañía Pisquera de Chile and Control the remaining 20%. Compañía Pisquera de Chile S.A. initiated its operations covering aproximately half of the chilean pisco industry.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and participates in the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.